GARY A. CLARK, Cal. Bar No. 65455
gclark@sheppardmullin.com
SHEPPARD, MULLIN, RICHTER & HAMPTON LLP
A Limited Liability Partnership
Including Professional Corporations
333 South Hope Street, 43rd Floor
Los Angeles, California 90071
Telephone: (213) 620-1780
Facsimile: (213) 620-1398

Attorneys for Defendant and Counter-Claimant
MASTERCARD INCORPORATED and proposed
substituted Defendant and Counter-Claimant
MASTERCARD INTERNATIONAL
INCORPORATED

Joseph Melnik (SBN 255601)

Jones Day

555 South Flower Street, 50th Floor

Los Angeles, CA 90071-2300

Telephone: (213) 489-3939

Facsimile: (213) 243-2539

Attorneys for Defendant VISA, Inc.

Patrick F. Bright (SBN 68709)

WAGNER, ANDERSON & BRIGHT LLP
3541 Ocean View Boulevard
Glendale, California 91208
Tel: (818) 249-9300
Fax: (818) 249-9335
E-mail: pbright@brightpatentlaw.com

Attorneys for Plaintiff
SMARTMETRIC INC.

UNITED STATES DISTRICT COURT

CENTRAL DISTRICT OF CALIFORNIA

WESTERN DIVISION

| | |
|---|---|
| SMARTMETRIC INC., a Nevada corporation, | Case No. CV 10-01864 JHN (FMOx) |

| | |
|---|---|
| Plaintiff,<br>v.<br>MASTERCARD INCORPORATED, a Delaware corporation, and VISA INC., a Delaware corporation,<br>Defendants. | **STIPULATION TO CONTINUE DEADLINE FOR FILING OF JOINT SCHEDULING REPORT TO COURT**<br>[[Proposed] Order attached hereto]<br>*Hon. Jacqueline H. Nguyen* |
| AND RELATED COUNTERCLAIMS. | |

## STIPULATION

Plaintiff and Defendants, through their counsel of record, hereby stipulate, subject to this Court's approval, to postpone the deadline for filing the joint scheduling report from November 10, 2010, to November 30, 2010. This short continuance is the first that the parties have requested, and is not for purposes of delay. The parties are working to resolve some issues over proposed discovery constraints, and are also pursuing possible settlement.

**IT IS SO STIPULATED.**

Dated: November 10, 2010

SHEPPARD, MULLIN, RICHTER & HAMPTON LLP

By [signature]
GARY A. CLARK
Attorneys for Defendant and Counter-Claimant MASTERCARD INCORPORATED and proposed-substituted Defendant and Counter-Claimant MASTERCARD INTERNATIONAL INCORPORATED

Dated: November 10, 2010

Patrick F. Bright (SBN 68709)
WAGNER, ANDERSON & BRIGHT LLP

By: [signature]
Patrick F. Bright

Attorneys for Plaintiff,
SMARTMETRIC, INC.

Joseph Melnik, Esq. (SBN 255601)

Jones Day

By: [signature]

Attorneys for Defendant/Counterclaimant VISA, Inc.

**[Proposed] ORDER**

**IT IS SO ORDERED.**

Dated: ____________________

HON. JACQUELINE H. NGUYEN
UNITED STATES DISTRICT JUDGE